SembCorp Industries

Co Regn No: 199802418D

RECEIVED

2007 AUG 28 A 8:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

7 August 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

07026296

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED

B AUG 3 1 2007

THOMSON FINANCIAL

Encs

dlw 8/29

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

PRESS RELEASE

SEMBCORP'S 1H2007 PROFIT FROM CONTINUING OPERATIONS SOARS 55%

- ***Group PATMI before EI at $258.3 million, up 48%***

Singapore, August 7, 2007 - SembCorp Industries (SembCorp) delivered strong earnings growth for the first six months of 2007 (1H2007). The Group's Profit After Tax and Minority Interest (PATMI) before Exceptional Items (EI) from its continuing operations was up 55% to $258.3 million. Underscoring its successful restructuring, the Group also generated strong Economic Value Added (EVA) of $196.6 million in 1H2007.

SembCorp's Utilities and Marine & Offshore Engineering businesses continued to be the key drivers for the robust performance. Utilities' PATMI increased 53% to $141.7 million mainly driven by Singapore and the UK. The second highest contribution was from Marine & Offshore Engineering. This surged 78% to $98.2 million. Operating margins from the unit's rig building and ship repair businesses were higher as was contribution from its associates.

"SembCorp's performance for the first six months of this year reflects the strong fundamentals of our global core businesses. We also made good progress tapping on fast growing markets in China and Vietnam. We have secured two new water projects in Northeast China. With over three million cubic metres per day worldwide, SembCorp is today Singapore's largest water management company. Meanwhile in Vietnam, we are developing a site for our third industrial park in that country," commented Mr Tang Kin Fei, Group President & CEO.

SembCorp's FY2007 Outlook

Barring unforeseen circumstances, the Group's overall operating performance in 2007 is expected to be better than that of 2006 on a comparable basis, excluding net profits arising from exceptional items in 2006.

Highlights from SembCorp's 1H2007 Financial Results

- **Robust earnings growth from continuing operations**
  - Turnover of $3.9bn, up 8%
  - PATMI before EI of $258.3m, up 55%

- **Group PATMI before EI at $258.3m, up 48%**

- **Solid financial position**
  - Net gearing at 0.05x
  - Interest cover at 16 times

- **Return on Equity (annualised) at 18%**

- **Positive Economic Value Added at $196.6m**

- End -

Issued by: SembCorp Industries Ltd *(Company Registration No. 199802418D)*

For analysts and press queries, please contact:

April LEE (Ms)
Senior Vice President, Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com.sg

NG Lay San (Ms)
Senior Manager, Group Corporate Relations
DID: +65 6723 3150
Email: laysan@sembcorp.com.sg

About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities and energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of industrial park and environmental management services in the region.

SembCorp Industries has total assets of over $7.0 billion and employs more than 7,500 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.

SembCorp Industries



1H2007 Results Announcement

August 7, 2007

Scope of Presentation

1. CEO's Report
2. Financial Review
3. Operations Review
4. Group Outlook

CEO's Report

Tang Kin Fei
Group President & CEO

1H2007 Performance Round-Up

SembCorp Industries

Robust earnings growth from continuing operations
- Turnover of $3.9bn, up 8%
- PATMI before EI of $258.3m, up 55%

Group PATMI before EI at $258.3m, up 48%

Solid financial position
- Net gearing at 0.05x
- Interest cover at 16 times

Return On Equity (annualised) at 18%

Positive Economic Value Added at $196.6m

4

Building Sustainable Growth

SembCorp Industries

UTILITIES: A solid and growing base

- Growth on existing sites, new contracts secured in Singapore and the UK
- Replicating our multi-customer business model in China
  - New beachheads secured in Northeast China in Tianjin and Shenyang
  - Facilities expand in tandem with customer demand
- Growing renewable energy business: Wilton 10 on track

MARINE: Strength and visibility

- Strong orderbook of $8.3bn with completion and deliveries till 2010
- Record new orders of $4.5bn secured in 1H2007

ENVIRO: Laying the foundation for growth

- Establishing Used Lead Acid Batteries (ULAB) collection network in China
- Municipal solid waste pre-disposal treatment plant commenced commissioning

PARKS: Tapping on fast growing markets

- Developing a new VSIP-Bac Ninh industrial park in North Vietnam

5

Financial Review

Lim Joke Mui
Group CFO

Group Profit & Loss

SembCorp Industries

($M)	1H07	1H06	Δ%
CONTINUING OPERATIONS			
Turnover	3,852	3,556	8
EBITDA	412	334	23
EBIT	324	252	29
PBT	394	278	42
PATMI	258	167	55
EPS (cents)	14.5	9.5	53
DISCONTINUED OPERATIONS[1]			
Turnover	-	621	NM
PATMI	-	8	NM
GROUP			
Turnover	3,852	4,177	(8)
PATMI before EI	258	174	48
EI	-	394	NM
PATMI	258	568	(55)
EPS (cents)	14.5	32.4	(55)

- **Strong growth from continuing operations**
- **Turnover up 8% and PATMI up 55%**

[1] Discontinued operations are the Group's interests in SembCorp Logistics (divested on Apr 3, 2006) and SembCorp Engineers and Constructors (88% divested on Jun 2, 2006 and remaining 12% on Oct 17, 2006)

Group Turnover

SembCorp Industries

($M)	1H07	1H06	Δ%
CONTINUING OPERATIONS			
Utilities*	1,654	1,850	(11)
Marine	2,005	1,535	31
Enviro	100	109	(8)
Parks	15	45	(67)
Other Businesses	78	16	388
Corporate	0	1	(100)
	3,852	3,556	8
DISCONTINUED OPERATIONS			
Logistics[1]	-	133	NM
Engineering & Construction[2]	-	488	NM
TOTAL	**3,852**	**4,177**	**(8)**

*Note:			
Utilities (excl Offshore Engineering)	1,654	1,723	(4)
Offshore Engineering	-	127	NM

[1] SembCorp Logistics was divested on Apr 3, 2006. 1H06 figures reflect three months results

[2] 88% of SembCorp Engineers & Constructors was divested on Jun 2, 2006 and the remaining 12% on Oct 17, 2006. 1H06 figures reflect five months of results

Group PATMI

SembCorp Industries

($M)	1H07	1H06	Δ%
CONTINUING OPERATIONS			
Utilities	141.7	92.7	53
Marine	98.2	55.1	78
Enviro	7.6	7.1	7
Parks	16.0	12.7	26
Other Businesses	7.2	5.8	24
Corporate	(12.4)	(6.6)	(88)
PATMI from Continuing Operations	**258.3**	**166.8**	**55**
DISCONTINUED OPERATIONS			
Logistics[1]	-	7.9	NM
Engineering & Construction[2]	-	(0.3)	NM
	-	7.6	NM
GROUP			
PATMI before EI	**258.3**	**174.4**	**48**
EI	-	393.5	NM
PATMI after EI	**258.3**	**567.9**	**(55)**
***Note:**			
Utilities (excl Offshore Engineering)	135.8	82.6	64
Offshore Engineering	5.9	10.1	(41)

[1] SembCorp Logistics was divested on Apr 3, 2006. 1H06 figures reflect three months results

[2] 88% of SembCorp Engineers & Constructors was divested on Jun 2, 2006 and the remaining 12% on Oct 17, 2006. 1H06 figures reflect five months results

9

Group Capex

SembCorp Industries

($M)		1H07
Fixed Asset Items		219.2
- Utilities	144.6	
- Marine	60.3	
- Enviro	12.5	
- Other Businesses	1.8	
Equity Investments		13.8
TOTAL		**233.0**

10

Group Cash Flow

SembCorp Industries

($M)	1H07	1H06
CASH FLOW FROM OPERATING ACTIVITIES		
- before changes in working capital	409	352
- changes in working capital	186	(32)
- payment for Solitaire settlement	-	(683)
- tax paid	(37)	(24)
	558	(387)
CASH FLOW FROM INVESTING ACTIVITIES		
- divestment proceeds & sale of FA	112	796
- acquisitions (including investments)	(7)	(276)
- acquisitions of fixed assets	(227)	(199)
- dividends, interest & others	66	28
	(56)	349
CASH FLOW FROM FINANCING ACTIVITIES		
- issue of shares by SCI/subsidiaries	27	42
- (repayment of loans & interest paid)/net borrowings	(30)	75
- dividend paid & others	(562)	(120)
	(565)	(3)
NET OUTFLOW DURING THE PERIOD	(63)	(41)
CASH & CASH EQUIVALENTS AT END OF PERIOD	1,111	1,189
FREE CASH FLOW	599	136

*Free cash flow: operating cash flow plus investing cash flow adjusted for expansion capital expenditure

11

Group Borrowings

SembCorp Industries

($M)	Jun 30, 07	Dec 31, 06
PF loans*	538	538
Long-term	606	622
Short-term	162	163
Gross	1,306	1,323
Less: Cash and FD	(1,116)	(1,186)
Net Debt	190	137
Net Gearing Ratio	0.05	0.04
Exclude PF*		
Net Cash	(102)	(238)
Net Gearing Ratio	Net Cash	Net Cash

* PF – Non-recourse project financing

12

Financial Indicators

SembCorp Industries

	1H07	FY06 (ACTUAL)
Before EI		
EPS (cents)	29.1 *	21.6
ROE (%)	17.7 *	18.2
ROTA (%)	9.2 *	7.8
Interest Cover (times)	16	13
After EI		
EPS (cents)	29.1 *	58.5
ROE (%)	17.7 *	42.8
ROTA (%)	9.2 *	16.4
Interest Cover (times)	16	22
Per Share		
NAV ($)	1.56	1.59
NTA ($)	1.49	1.52
	1H07	**1H06**
Economic Value Added		
EVA ($M)	196.6	520.3

* Annualised

13

Operations Review

Tang Kin Fei
Group President & CEO

Utilities

	1H07	
Turnover ($M)	1,667.2	(↓11%)
EBITDA ($M)	226.0	(↑22%)
EBIT ($M)	177.2	(↑27%)
PATMI before EI ($M)	141.7	(↑53%)
PATMI ($M)	141.7	(↑53%)
ROE* (%)	26	

- Continued profit growth
- Strong performance by centralised utilities operations in Singapore and the UK


Wilton International, UK

Utilities Turnover & PATMI

SembCorp Industries

($M)	1H07	1H06	Δ%
TURNOVER			
- Centralised Utilities	605.5	543.6	11
- Energy	1,062.0	1,197.9	(11)
- Offshore Engineering*	(0.3)	127.8	NM
Total Revenue	**1,667.2**	**1,869.3**	**(11)**
PATMI			
- Centralised Utilities	96.1	60.0	60
- Energy	44.2	35.8	24
- Offshore Engineering*	5.9	10.1	(41)
- Corporate & Others	(4.5)	(13.2)	66
Total PATMI	**141.7**	**92.7**	**53**

*Offshore Engineering unit (SMOE) sold to SembCorp Marine on Aug 25, 2006.

16

Centralised Utilities and Energy

SembCorp Industries

Turnover ($M)	1H06	1H07
Singapore	1,367.6	1,218.8
Overseas	373.9	448.7
TOTAL	1,741.5	1,667.5

PATMI ($M)	1H06	1H07
Singapore	55.7	57.5
Overseas	40.1	82.8
TOTAL	95.8	140.3



Overseas 21%
Overseas 27%
Local 79%
Local 73%
1H06
1H07



Overseas 42%
Overseas 59%
Local 58%
Local 41%
1H06
1H07

Utilities: Singapore

SembCorp Industries

CONTINUED GROWTH IN JURONG ISLAND



ANGSANA
SAKRA
MERBAU
SERAYA

- **Secured $210m of new and renewed utilities and gas contracts**
- **Secured first customer, Ciba, in Tembusu. To commence supply of utilities end 2007.**

OTHER KEY DEVELOPMENTS

- Completed new 1,300 m³/day high COD wastewater treatment plant
- New Carbon Monoxide (CO) plant commenced production
- Expansion and connection to supply utilities to Lucite International from 1H2008 on track
- 400 tph VHP boiler construction on schedule, commissioning in 1H2008

Utilities: UK

SembCorp Industries

GREEN ENERGY ON WILTON

- Commissioning of 30 MW Wilton 10 in progress – generating renewable power
- Scheduled to be fully onstream by 2H2007
- Eligible for ROCs and LECs

OTHER KEY DEVELOPMENTS

- Ensus confirms investment to build a 400 million litre per annum bio-ethanol plant on Wilton International. Land sales and 15-year utilities contract secured
- Secured $900m of new and renewed contracts (including the 15-year Ensus utilities contract)
- On-site steam capacity being enhanced with construction of new package boilers with 120 tonnes per hour capacity. Expected completion in mid-2008


Wilton 10 boiler

19

Utilities: China

SembCorp Industries

ESTABLISHING AND GROWING BEACHHEADS

New beachheads established in Northeast China:

- *Tianjin Lingang Industrial Area:*
  10,000 m^3/day industrial wastewater treatment facility, expected completion: 1H2008
  40,000 m^3/day expansion planned
- *Shenyang Xihe Economic Development Area:*
  50,000 m^3/day industrial water supply network, expected completion: 1H2008

Expansion of specialised wastewater treatment facilities

- 30,000 m^3/day expansion at Nanjing for high salinity wastewater
- 15,000 m^3/day expansion at Zhangjiagang for high COD wastewater

Completion of 100,000 m^3/day industrial water facility in Nanjing in 3Q2007

Total water management capabilities in operation and under construction over 300,000 m^3/day


CHINA
Shenyang
Tianjin
Zhangjiagang
Nanjing
Shanghai
New beachhead
Existing beachhead

20

Utilities: Vietnam and Middle East

SembCorp Industries

PHU MY 3, VIETNAM

- Continued good performance by the facility
- Operating at high load factor due to strong domestic demand

FUJAIRAH 1 IWPP, UAE

- Nine months of managing the Fujairah 1 IWPP
- Facility is running well and surpassing contractual plant availability



Phu My 3, Vietnam



Fujairah 1 IWPP, UAE

21

Marine

	1H07	
Turnover ($M)	**2,005.3**	(↑30%)
EBITDA ($M)	**175.3**	(↑45%)
EBIT ($M)	**148.1**	(↑48%)
PATMI before EI ($M)	**158.8**	(↑77%)
PATMI ($M)	**158.8**	(↑62%)
ROE* (%)	**22**	

- Continued strong growth in 1H2007
- Interim dividend of 5.0 cents per share, up 79%
- Proposed bonus share issue: 2 bonus shares for every 5 ordinary shares held

* Annualised

Note: Figures taken at SembCorp Marine Group level



Semi-submersible rig built by SembCorp Marine

Marine

SembCorp Industries

KEY DEVELOPMENTS

- Strong net orderbook at $8.3bn with completion and deliveries till 2010
- New contracts secured in 1H2007 stand at $4.5bn
- Completed and delivered in 1H2007
  - Two jack-up rigs for Apexindo and Maersk
  - RJS FSO Conversion
  - 2,600 TEU vessel for Wan Hai Lines
  - 15 units of floating pontoons

23

Enviro

	1H07	
Turnover ($M)	100.9	(↓ 9%)
EBITDA ($M)	3.4	(↓48%)
EBIT ($M)	(1.0)	NM
PATMI before EI ($M)	7.6	(↑ 7%)
PATMI ($M)	7.6	(↑ 7%)
ROE* (%)	8	

- Focused on waste-to-resource and pre-disposal treatment
- Healthy growth in Australian operations

* Annualised



…cled lead at Chongqing
SembCo… …xing Alloy in China

Enviro

SembCorp Industries

KEY DEVELOPMENTS

- Pre-disposal treatment
  - Commenced commissioning of municipal solid waste pre-disposal treatment plant
  - Expect to commence commercial operations by year-end
- 16 ULAB collection centres set up by SembCorp Chunxing Alloy to support existing plants
- Our Australian JVC expands its pre-disposal treatment business with 3 new acquisitions

25

Parks

	1H07
Turnover ($M)	16.3 (↓65%)
EBITDA ($M)	5.7 (↓81%)
EBIT ($M)	3.1 (↓88%)
PATMI before EI ($M)	16.0 (↑26%)
PATMI ($M)	16.0 (↓37%)
ROE* (%)	6

Continued good profit performance from industrial parks in Vietnam

*Annualised

Note: Industrial Parks Group comprises VSIP, WSIP and Gallant Venture (which are JV/ associates), SPM as well as other investments and property


Vietnam-Singapore Industrial Park

Parks

ScmbCorp Industries

TAPPING ON FAST GROWING VIETNAM MARKET

- Entry into North Vietnam with third VSIP project
  - 700 ha (500 ha industrial and 200 ha residential)
  - Phase I: 200 ha, to commence land development in 1H2008
  - 40.31% effective stake in VSIP-Bac Ninh
  - Total investment : US$103m

- VSIP II at Binh Duong with 95% of 345 ha land taken up


Bac Ninh
Hanoi
Haiphong
Binh Duong
Ho Chi Minh City

Group Outlook

2007 Outlook

SembCorp Industries

UTILITIES

- Singapore operations expected to perform better in 2007
- UK operations did well in 1H2007, partly due to profit on the sale of land in 1Q2007. Operations continue to be underpinned by favourable supply contracts secured until end-2007 / early 2008. Wilton 10, 30 MW biomass power plant is scheduled to come fully onstream in 2H2007
- Utilities' performance in 2007 is expected to be better than in 2006

MARINE

- 2007 overall performance expected to be stronger than 2006 based on the scheduled completion of projects and underpinned by strong market fundamentals

29

2007 Outlook

SembCorp Industries

ENVIRO

- Continue to focus on pre-disposal treatment and waste-to-resource
- Performance in 2007 is expected to improve over 2006

INDUSTRIAL PARKS

- Our industrial parks unit is expected to continue performing well in 2007

GROUP

Barring unforeseen circumstances, the Group's overall operating performance in 2007 is expected to be better than that of 2006 on a comparable basis, excluding net profits arising from exceptional items in 2006.

30

Disclaimer

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although SembCorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about SembCorp Industries and its business operations, such as (without limitation) the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

You are advised not to place undue reliance on these forward-looking statements as the forward-looking events referred to in this presentation may differ materially or not occur due to these risks, uncertainties and assumptions.

Investors should assume that the information in this presentation is accurate only as of the date it is issued. SembCorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

SembCorp Industries

SembCorp Industries

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

SECOND QUARTER AND HALF YEAR ENDED JUNE 30, 2007 FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES

UNAUDITED RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED JUNE 30, 2007

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the second quarter and half year ended June 30, 2007.

1. GROUP PROFIT AND LOSS STATEMENT

	GROUP			GROUP		
	2Q07 $'000	2Q06 $'000	+/(-) %	1H07 $'000	1H06 $'000	+/(-) %
Continuing operations						
Turnover	2,003,506	2,075,742	(3.5)	3,851,580	3,556,479	8.3
Cost of sales	(1,803,224)	(1,906,655)	(5.4)	(3,495,346)	(3,214,389)	8.7
Gross profit	200,282	169,087	18.4	356,234	342,090	4.1
General & administrative expenses	(56,674)	(47,576)	19.1	(104,208)	(96,401)	8.1
Non-operating income (net)	32,627	19,113	70.7	94,161	21,913	329.7
Finance costs	(13,146)	(12,459)	5.5	(25,870)	(24,522)	5.5
Share of results of:						
- Associates	25,428	8,613	195.2	40,780	19,656	107.5
- Joint ventures	15,691	9,601	63.4	32,507	15,310	112.3
Profit from continuing operations before income tax expense	204,208	146,379	39.5	393,604	278,046	41.6
Income tax expense	(34,254)	(29,685)	15.4	(58,968)	(59,351)	(0.6)
Profit after income tax expense from continuing operations	169,954	116,694	45.6	334,636	218,695	53.0
Discontinued operations*						
(Loss) / profit for the period from discontinued operations (See note 10)	-	(351)	NM	-	14,246	NM
Profit for the period before exceptional items	169,954	116,343	46.1	334,636	232,941	43.7
Exceptional items (See note 1b)	-	(1,515)	NM	-	396,801	NM
Profit for the period	169,954	114,828	48.0	334,636	629,742	(46.9)
Attributable to:						
Shareholders of the Company						
Net profit from continuing operations	129,604	91,208	42.1	258,276	166,753	54.9
Net (loss) / profit from discontinued operations	-	(369)	NM	-	7,680	NM
Exceptional items (See note 1b)	-	(4,866)	NM	-	393,450	NM
	129,604	85,973	50.7	258,276	567,883	(54.5)
Minority interests	40,350	28,855	39.8	76,360	61,859	23.4
	169,954	114,828	48.0	334,636	629,742	(46.9)
Economic Value Added	111,202	69,377	60.3	196,579	520,347	(62.2)
Earnings / (loss) per ordinary shares (cents)						
Before exceptional items						
-basic						
(a) Continuing operations	7.29	5.19	40.5	14.54	9.51	52.9
(b) Discontinued operations	-	(0.02)	NM	-	0.44	NM
	7.29	5.17	41.0	14.54	9.95	46.1
-diluted						
(a) Continuing operations	7.20	5.14	40.1	14.37	9.40	52.9
(b) Discontinued operations	-	(0.02)	NM	-	0.43	NM
	7.20	5.12	40.6	14.37	9.83	46.2
After exceptional items						
-basic	7.29	4.89	49.1	14.54	32.39	(55.1)
-diluted	7.20	4.84	48.8	14.37	32.03	(55.1)

NM - Not Meaningful

* Discontinued operations relate to Group's interests in SembCorp Logistics Ltd and SembCorp Engineers and Constructors Pte Ltd ("discontinued operations"), which were sold on April 3 and June 2, 2006 respectively.

Note: Certain comparatives have been changed from the previous period to be consistent with current period presentation.

Notes to Group Profit and Loss Statement:

1a. Profit for the period before exceptional items (for continuing and discontinued operations) is arrived at after (charging)/crediting the following significant items:

	GROUP		GROUP	
	2Q07 $'000	2Q06 $'000	1H07 $'000	1H06 $'000
Depreciation and amortisation	(42,812)	(43,348)	(87,479)	(89,015)
Allowance written back / (made) for doubtful debts & bad debts written off (net)	1,992	(446)	2,167	(480)
Allowance made for impairment in value of assets (net)	(17)	(287)	(565)	(6,767)
Share-based payment expenses	(6,389)	(3,294)	(10,441)	(9,273)
Interest income	11,725	10,608	21,952	19,210
Dividend income	6,376	4,966	6,376	5,043
Other income	12,942	10,717	60,062	21,279
Profit on sale of property, plant & equipment	255	871	4,142	740
Gain on sale of investments	3	13,017	723	13,990
Foreign exchange gain / (loss)	4,669	(8,110)	5,122	(17,059)
Finance costs	(13,146)	(12,547)	(25,870)	(25,006)

1b. Exceptional items comprise:

	2Q07	2Q06	1H07	1H06
Net gain on sale of subsidiaries	-	689	-	464,005
Additional charge arising from final settlement on Solitaire	-	-	-	(65,000)
	-	689	-	399,005
Less: Income tax expense	-	(2,204)	-	(2,204)
	-	(1,515)	-	396,801
Less: Minority interests	-	(3,351)	-	(3,351)
Net exceptional items	-	(4,866)	-	393,450

1c. Income Tax

The Group's tax charge for 2Q07 included under provision of tax in respect of prior years of $557,000 (2Q06: under provision of tax in respect of prior years of $243,000).

The Group's tax charge for 1H07 included under provision of tax in respect of prior years of $619,000 (1H06: write back of over provision for tax in respect of prior years of $12,000) and write back of provision for deferred tax of $14,454,000 (1H06: Nil) due to a reduction in Singapore corporate tax rate.

1d. Earnings / (loss) per ordinary share

	Group			Group		
Earnings / (loss) per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	2Q07	2Q06	+ / (-) %	1H07	1H06	+ / (-) %
(i) Based on the weighted average number of shares (in cents)						
(a) Before exceptional items						
- Continuing operations	7.29	5.19	40.5	14.54	9.51	52.9
- Discontinued operations	-	(0.02)	NM	-	0.44	NM
	7.29	5.17	41.0	14.54	9.95	46.1
(b) After exceptional items	7.29	4.89	49.1	14.54	32.39	(55.1)
- Weighted average number of shares (in million)	1,778.5	1,757.6	1.2	1,776.1	1,753.5	1.3
(ii) On a fully diluted basis (in cents)						
(a) Before exceptional items						
- Continuing operations	7.20	5.14	40.1	14.37	9.40	52.9
- Discontinued operations	-	(0.02)	NM	-	0.43	NM
	7.20	5.12	40.6	14.37	9.83	46.2
(b) After exceptional items	7.20	4.84	48.8	14.37	32.03	(55.1)
- Adjusted weighted average number of shares (in million)	1,799.0	1,775.3	1.3	1,797.6	1,773.1	1.4

Note: Certain comparatives have been changed from the previous period to be consistent with current period presentation.

Notes to Group Profit and Loss Statement (Cont'd):

1e. Notes to Group Profit and Loss Statement

Higher non-operating income in 2Q07 compared to 2Q06 was mainly attributable to foreign exchange gains.

Increases in the share of results of associates and joint ventures in 2Q07 and 1H07 were attributed to strong performances from our industrial park and power plant in Vietnam as well as our Cogen plant in Shanghai. Marine's share of Cosco's profits also went up significantly.

2. BALANCE SHEETS

	GROUP		COMPANY	
	As at 30/06/2007	As at 31/12/2006	As at 30/06/2007	As at 31/12/2006
	$000	$000	$000	$000
Equity attributable to shareholders of the Company:-				
Share capital	544,137	525,414	544,137	525,414
Other reserves	658,547	474,738	7,788	5,269
Accumulated profits	1,571,903	1,811,447	740,687	1,065,803
	2,774,587	2,811,599	1,292,612	1,596,486
Minority interests	738,060	648,186	-	-
Total equity	3,512,647	3,459,785	1,292,612	1,596,486
Non-current assets				
Property, plant & equipment and investment properties	2,570,091	2,534,505	3,766	4,352
Investments in subsidiaries	-	-	1,465,883	1,464,045
Interests in associates	487,893	476,421	-	-
Interests in joint ventures	297,181	264,457	-	-
Other financial assets	585,817	359,255	-	-
Long term receivables and prepayments	63,438	70,167	-	-
Intangible assets	111,701	109,912	90	90
Deferred tax assets	35,422	36,596	-	-
	4,151,543	3,851,313	1,469,739	1,468,487
Current assets				
Inventories and work-in-progress	1,432,604	1,273,898	-	-
Trade and other receivables	1,397,211	1,268,804	203,027	199,827
Asset held for sale	-	6,167	-	-
Bank balances, fixed deposits and cash	1,116,045	1,185,639	23,636	347,336
	3,945,860	3,734,508	226,663	547,163
Current liabilities				
Trade and other payables	2,046,506	1,646,928	241,641	257,015
Excess of progress billings over work-in-progress	586,675	545,370	-	-
Provisions	30,707	30,381	11,454	11,454
Current tax payable	168,628	146,836	-	-
Interest-bearing borrowings	233,329	216,161	-	-
	3,065,845	2,585,676	253,095	268,469
Net current assets / (liabilities)	880,015	1,148,832	(26,432)	278,694
	5,031,558	5,000,145	1,443,307	1,747,181
Non-current liabilities				
Deferred tax liabilities	332,664	294,214	195	195
Provisions	14,027	14,028	500	500
Retirement benefit obligations	29,946	31,320	-	-
Interest-bearing borrowings	1,065,430	1,096,174	150,000	150,000
Other long-term liabilities	76,844	104,624	-	-
	1,518,911	1,540,360	150,695	150,695
	3,512,647	3,459,785	1,292,612	1,596,486

Notes to Group Balance Sheets:

2a. Group's borrowings and debt securities

		As at 30/06/2007 $'000	As at 31/12/2006 $'000
	Amount repayable:		
(i)	In one year or less, or on demand		
	Secured	103,007	83,101
	Unsecured	132,164	135,438
		235,171	218,539
(ii)	After one year		
	Secured	562,888	593,503
	Unsecured	508,406	509,915
		1,071,294	1,103,418
	Total	1,306,465	1,321,957

(iii) Details of any collaterals

The Group's borrowings are secured by various assets: mainly property, plant and equipment, with carrying values amounting to $1,068 million (31/12/2006: $967 million).

2b. Net asset value

	Group		Company	
	30/06/2007	31/12/2006	30/06/2007	31/12/2006
Net asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.56	1.59	0.73	0.90
Net tangible asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.49	1.52	0.73	0.90

2c. Notes to Balance Sheet
Group

The increase in other financial assets was mainly due to fair value adjustments for Cosco Corporation (S) Ltd shares held by SembCorp Marine Ltd. 'Inventories and work-in-progress' and "Trade and other payables' increased as more projects were undertaken by SembCorp Marine group.

3. CONSOLIDATED CASH FLOW STATEMENT

	GROUP		GROUP	
	2Q07	2Q06	1H07	1H06
	$'000	$'000	$'000	$'000
Cash flows from Operating Activities				
Profit for the period	169,954	114,828	334,636	629,742
Adjustments for :				
Interest and dividend income	(18,101)	(15,574)	(28,328)	(24,253)
Finance costs	13,146	12,547	25,870	25,006
Depreciation and amortisation	42,812	43,348	87,479	89,015
Share of results of associated companies and joint ventures	(41,119)	(18,207)	(73,287)	(41,644)
Profit on sale of property, plant and equipment	(255)	(871)	(4,142)	(740)
Gain on disposal of investments	(3)	(13,705)	(723)	(477,994)
Allowance (written back) / made for doubtful debts and bad debts written off (net)	(1,992)	446	(2,167)	480
Changes in fair value of financial instruments and hedge items	1,900	6,063	(607)	7,029
Share based payment expenses	6,389	3,294	10,441	9,273
Additional charge arising from final settlement on Solitaire	-	-	-	65,000
Allowance made for impairment in value of assets	17	287	565	6,767
Income tax expenses	34,254	31,717	58,968	64,779
Operating profit before working capital changes	207,002	164,173	408,705	352,460
Changes in working capital:				
Inventories and work-in-progress	114,647	(168,952)	(118,040)	(516,679)
Receivables	(142,862)	9,572	(127,095)	(110,478)
Payables	256,023	199,336	432,270	594,033
	434,810	204,129	595,840	319,336
Payment for Solitaire settlement	-	(682,700)	-	(682,700)
Income tax paid	(25,441)	(22,570)	(37,473)	(23,593)
Net cash inflow / (outflow) from operating activities	409,369	(501,141)	558,367	(386,957)
Cash flows from Investing Activities				
Dividend and interest received	55,568	19,081	66,110	28,221
Cash flows on sale of subsidiaries, net of cash disposed (see note 3.1)	90,556	837,420	93,764	490,401
Proceeds from sale of associates and joint ventures	-	295,416	-	295,416
Proceeds from sale of investments	84	5,666	186	6,659
Proceeds from sale of property, plant and equipment	2,169	1,393	7,410	3,246
Proceeds from sale of asset held for sale	-	-	11,000	-
Additional interest in subsidiaries, net of cash acquired	(3,200)	-	(3,200)	-
Acquisition of associates and joint ventures	(3,755)	(275,642)	(3,755)	(275,642)
Acquisition of other financial assets	(7,818)	(470)	(7,818)	(470)
Purchase of property, plant and equipment	(113,119)	(114,053)	(219,209)	(198,826)
Net cash inflow / (outflow) from investing activities	20,485	768,811	(55,512)	349,005
Cash flows from Financing Activities				
Proceeds from share issue	8,966	11,226	18,723	19,606
Proceeds from share issue to minority shareholders of subsidiaries	3,791	8,904	7,513	22,166
Proceeds from borrowings	138,529	296,771	173,400	346,000
Repayment of borrowings	(94,998)	(197,878)	(179,489)	(242,827)
Net increase / (decrease) in other long term liabilities	6,164	9,222	(129)	15,789
Dividend paid to shareholders of the Company	(498,016)	(91,344)	(498,016)	(91,344)
Dividends paid to minority shareholders of subsidiaries	(57,934)	(35,574)	(63,597)	(44,524)
Interest paid	(11,761)	(16,337)	(23,945)	(28,098)
Net cash outflow from financing activities	(505,259)	(15,010)	(565,540)	(3,232)
Net (decrease) / increase in cash and cash equivalents	(75,405)	252,660	(62,685)	(41,184)
Cash and cash equivalents at beginning of the period	1,183,231	940,345	1,172,975	1,231,281
Effects of exchange rate changes on cash and cash equivalents	3,260	(3,925)	796	(1,017)
Cash and cash equivalents at end of the period	1,111,086	1,189,080	1,111,086	1,189,080

3. CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

3.1 Cash flows on sale of subsidiaries, net of cash disposed

The fair values of net assets and liabilities of subsidiaries sold during the period were as follows:

	Group		Group	
	2Q07	2Q06	1H07	1H06
	$'000	$'000	$'000	$'000
DETAILS OF SUBSIDIARIES DISPOSED				
Non-current assets	99,613	331,876	102,316	596,963
Net current (liabilities) / assets	(1,490)	(75,264)	81	270,151
Non-current liabilities	-	(22,585)	(221)	(47,598)
Minority Interest	4	(33,515)	(1,820)	(291,891)
Profit on disposal	-	689	624	464,005
Currency translation reserve	(804)	(4,399)	(804)	(1,529)
Total cash consideration	97,323	196,802	100,176	990,101
Less: consideration (receivable) / received (included in trade and other receivables)	(1,057)	793,299	(1,057)	-
Less: Amount retained as other financial assets	-	(4,800)	-	(4,800)
Less: Cash & bank balances of subsidiaries disposed	(5,710)	(147,881)	(5,932)	(494,900)
Add: Overdraft of subsidiary disposed	-	-	577	-
Cash flows on sale of subsidiaries, net of cash disposed	90,556	837,420	93,764	490,401

3.2 Cash and cash equivalents

Cash and cash equivalents in the consolidated cashflow statement comprise the following balance sheet amounts:

Breakdown for Cash & Cash Equivalents:	Group	
	As at 30/06/2007	As at 30/06/2006
Bank balances, fixed deposits and cash	1,116,045	1,191,657
Bank overdrafts	(4,959)	(2,577)
	1,111,086	1,189,080

3.3 Notes to Consolidated Cash Flow Statement

Net cash from operating activities for 1H07 was $558.4 million as compared to a net cash outflow of $387.0 million for the corresponding period in the previous year. The strong operating cash flow was mainly contributed by our UK operations in Utilities, and our Marine business.

Net cash outflow from investing activities for 1H07 was $55.5 million. The Group spent $219.2 million on expansion and operational capex.

Net cash outflow from financing activities for 1H07 of $565.5 million relates mainly to dividends and interest paid.

4. STATEMENTS OF CHANGES IN EQUITY

4a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company								
	Share Capital	Share Premium	Merger Reserve	Other Reserves	Currency Translation Reserve	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1Q07									
At January 1, 2007	525,414	-	29,201	459,457	(13,920)	1,811,447	2,811,599	648,188	3,459,785
Translation adjustments	-	-	-	-	(3,915)	-	(3,915)	(240)	(4,155)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	45,475	-	-	45,475	26,373	71,848
Net fair value changes on cash flow hedges	-	-	-	12,755	-	-	12,755	(156)	12,599
Share of reserve of associates and joint venture companies	-	-	-	1,368	-	-	1,368	-	1,368
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(409)	720	77	388	(433)	(45)
Net gain / (loss) recognised directly in equity	-	-	-	59,189	(3,195)	77	56,071	25,544	81,615
Profit for the period	-	-	-	-	-	128,672	128,672	36,010	164,682
Total gain / (loss) recognised for the period	-	-	-	59,189	(3,195)	128,749	184,743	61,554	246,297
Issue of shares under Share Option Plan	9,757	-	-	-	-	-	9,757	-	9,757
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	3,722	3,722
Share based payments	-	-	-	3,467	-	-	3,467	858	4,325
Dividend paid to minority shareholders of subsidiaries	-	-	-	-	-	-	-	(5,883)	(5,883)
At March 31, 2007	535,171	-	29,201	522,113	(17,115)	1,940,196	3,009,566	708,657	3,718,223
2Q07									
Translation adjustments	-	-	-	-	11,289	-	11,289	834	12,123
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	66,001	-	-	66,001	43,427	109,428
Net fair value changes on cash flow hedges	-	-	-	16,241	-	-	16,241	176	16,417
Share of reserve of associates and joint venture companies	-	-	-	25,327	2,428	-	27,755	1,521	29,276
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(341)	(1,085)	119	(1,307)	(3,715)	(5,022)
Net gain / (loss) recognised directly in equity	-	-	-	107,228	12,632	119	119,979	42,243	162,222
Profit for the period	-	-	-	-	-	129,604	129,604	40,350	169,954
Total gain / (loss) recognised for the period	-	-	-	107,228	12,632	129,723	249,583	82,593	332,176
Issue of shares under Share Option Plan	8,966	-	-	-	-	-	8,966	-	8,966
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	3,791	3,791
Share based payments	-	-	-	4,488	-	-	4,488	953	5,441
Dividend paid	-	-	-	-	-	(498,016)	(498,016)	(57,934)	(555,950)
At June 30, 2007	544,137	-	29,201	633,829	(4,483)	1,571,903	2,774,587	738,060	3,512,647
1Q06									
At January 1, 2006	436,603	313,618	29,201	62,275	14,192	1,143,729	1,999,618	845,041	2,844,659
Transfer to share capital	313,618	(313,618)	-	-	-	-	-	-	-
Translation adjustments	-	-	-	-	(15,802)	-	(15,802)	(3,805)	(19,607)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	5,137	-	-	5,137	3,184	8,321
Net fair value changes on cash flow hedges	-	-	-	31,888	-	-	31,888	50	31,938
Share of reserve of associates and joint venture companies	-	-	-	-	-	(2,543)	(2,543)	-	(2,543)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	312,755	2,870	(313,138)	2,487	(258,625)	(256,138)
Net gain / (loss) recognised directly in equity	-	-	-	349,780	(12,932)	(315,681)	21,167	(259,196)	(238,029)
Profit for the period	-	-	-	-	-	481,910	481,910	33,004	514,914
Total gain / (loss) recognised for the period	-	-	-	349,780	(12,932)	166,229	503,077	(226,192)	276,885
Issue of shares under Share Option Plan	8,380	-	-	-	-	-	8,380	-	8,380
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	13,262	13,262
Share based payments	-	-	-	4,246	-	-	4,246	515	4,761
Dividend paid to minority shareholders of subsidiaries	-	-	-	-	-	-	-	(8,950)	(8,950)
At March 31, 2006	758,601	-	29,201	416,301	1,260	1,309,958	2,515,321	623,676	3,138,997
2Q06									
Translation adjustments	-	-	-	-	4,338	-	4,338	(2,287)	2,051
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	967	-	-	967	634	1,601
Net fair value changes on cash flow hedges	-	-	-	(7,722)	-	-	(7,722)	(87)	(7,809)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	19,931	(9,744)	4,703	14,890	(77,008)	(62,118)
Net gain / (loss) recognised directly in equity	-	-	-	13,176	(5,406)	4,703	12,473	(78,748)	(66,275)
Profit for the period	-	-	-	-	-	85,973	85,973	28,855	114,828
Total gain / (loss) recognised for the period	-	-	-	13,176	(5,406)	90,676	98,446	(49,893)	48,553
Issue of shares under Share Option Plan	11,226	-	-	-	-	-	11,226	-	11,226
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	8,904	8,904
Share based payments	-	-	-	2,782	-	-	2,782	387	3,169
Dividend paid	-	-	-	-	-	(91,344)	(91,344)	(35,574)	(126,918)
At June 30, 2006	769,827	-	29,201	432,259	(4,146)	1,309,290	2,536,431	547,600	3,083,931

4b. Statements of Changes in Equity of the Company

	Share Capital	Share Premium	Other Reserves	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1Q07					
At January 1, 2007	525,414	-	5,269	1,065,803	1,596,486
Loss for the period	-	-	-	(6,324)	(6,324)
Total loss recognised for the period	-	-	-	(6,324)	(6,324)
Issue of shares under Share Option Plan	9,757	-	-	-	9,757
Share based payments	-	-	963	-	963
At March 31, 2007	535,171	-	6,232	1,059,479	1,600,882
2Q07					
Profit for the period	-	-	-	179,224	179,224
Total gain recognised for the period	-	-	-	179,224	179,224
Issue of shares under Share Option Plan	8,966	-	-	-	8,966
Share based payments	-	-	1,556	-	1,556
Dividend paid	-	-	-	(498,016)	(498,016)
At June 30, 2007	544,137	-	7,788	740,687	1,292,612
1Q06					
At January 1, 2006	436,603	313,618	2,444	542,643	1,295,308
Transfer to share capital	313,618	(313,618)	-	-	-
Profit for the period	-	-	-	18,110	18,110
Total gain recognised for the period	-	-	-	18,110	18,110
Issue of shares under Share Option Plan	8,380	-	-	-	8,380
Share based payments	-	-	154	-	154
At March 31, 2006	758,601	-	2,598	560,753	1,321,952
2Q06					
Profit for the period	-	-	-	261,961	261,961
Total gain recognised for the period	-	-	-	261,961	261,961
Issue of shares under Share Option Plan	11,226	-	-	-	11,226
Share based payments	-	-	890	-	890
Dividend paid	-	-	-	(91,344)	(91,344)
At June 30, 2006	769,827	-	3,488	731,370	1,504,685

4c. Changes in the Company's share capital

Share Options

During 2Q07, the Company issued 4,471,597 ordinary shares for cash upon the exercise of the options under the Company's Share Option Plan ("SOP").

As at June 30, 2007, the Company's issued and paid up capital comprises 1,780,193,926 (June, 2006:1,758,870,997) ordinary shares and there were 19,643,438 (June, 2006: 41,442,319) unissued ordinary shares under options granted to eligible employees and directors under the Company's SOP.

Performance Shares

During 2Q07, 850,000 performance shares were granted conditionally under the Performance Share Plan ("PSP").

In addition, 51,313 shares were granted conditionally to the holders of outstanding awards as a result of a proposed final special 1-tier dividend announced in February 2007 in accordance with the rules of the PSP and the advice of the independent compensation consultant. The number of additional shares awarded was based on an adjustment factor to maintain the parity of the award's economic values before and after the modification date.

The total number of performance shares in awards granted conditionally and representing 100% of targets achieved, but not released as at June 30, 2007 was 2,542,259. Based on the multiplying factor, the maximum number of shares that could be released is 3,813,389 shares.

4c. Changes in the Company's share capital (Cont'd)

Restricted Shares

During 2Q07, 1,906,100 restricted shares were granted conditionally under the Restricted Share Plan ("RSP") and 48,719 restricted shares lapsed.

In addition, 58,837 shares were granted conditionally to the holders of outstanding awards as a result of a proposed final special 1-tier dividend announced in February 2007 in accordance with the rules of the RSP and the advice of the independent compensation consultant. The number of additional shares awarded was based on an adjustment factor to maintain the parity of the award's economic values before and after the modification date.

The total number of restricted shares in awards granted conditionally and representing 100% of targets achieved, but not released as at June 30, 2007 was 2,912,376. Based on the multiplying factor, the maximum number of shares that could be released is 3,786,089 shares.

5. AUDIT

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2410.

6. AUDITORS' REPORT

Not applicable.

7. ACCOUNTING POLICIES

Except as disclosed in paragraph 8 below, the Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2006.

8. CHANGES IN ACCOUNTING POLICIES

The Group has adopted new/revised FRS that have become effective for the financial year beginning January 1, 2007.

In particular, FRS 40 Investment Property, which becomes mandatory for the Group from January 1, 2007, permits investment property to be stated at either fair value or cost less accumulated depreciation and accumulated impairment losses. The Group continues to state investment property at cost less accumulated depreciation and accumulated impairment losses.

The adoption of the new/revised FRS does not have any material impact on the financial statements.

9. REVIEW OF GROUP PERFORMANCE

Group Overview

The Group achieved a turnover of $3.9 billion in 1H07. The Group's profit attributable to shareholders of the Company (PATMI) from continuing operations in 1H07 was $258.3 million up 55% from $166.8 million in 1H06.

The Group also generated strong Economic Value Added (EVA) of $196.6 million in 1H07 (1H06: $520.3 million). The high EVA in 1H06 was mainly due to one-off gain on divestment of a subsidiary, SembCorp Logistics Ltd.

Turnover

	2Q07	2Q06	Change		1H07	1H06	Change	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	872,625	962,006	(89,381)	(9)	1,653,877	1,849,598	(195,721)	(11)
Marine & Offshore Engineering (Marine)	1,051,342	1,038,764	12,578	1	2,004,848	1,534,919	469,929	31
Environmental Management (Enviro)	51,979	54,708	(2,729)	(4)	100,446	109,386	(8,940)	(8)
Parks	6,232	11,611	(5,379)	(46)	15,069	45,395	(30,326)	(67)
Others / Corporate	21,328	8,653	12,675	147	77,340	17,181	60,159	350
	2,003,506	2,075,742	(72,236)	(4)	3,851,580	3,556,479	295,101	8

Marine and Utilities contributed 52% and 43% respectively to the Group's turnover of $3.9 billion in 1H07.

Utilities' turnover decreased by 11% to $1.7 billion due to maintenance inspection and repair of its gas turbines in Singapore in 1H07 and divestment of its offshore engineering business in 3Q06. However, its UK operations continued to do well due to favourable power and steam prices secured.

Turnover for Marine increased by 31% to $2.0 billion due to strong performance in its rig building, offshore, conversion and repair businesses.

Decrease in turnover for Parks was mainly attributable to the divestment of Nirwana Gardens and Wuxi Garden City Mall in May 2006 and May 2007 respectively.

Turnover of Others/Corporate was higher as the subsidiary dealing in specialised construction activities was consolidated only from June 2006.

9. REVIEW OF GROUP PERFORMANCE (Cont'd)

Profit attributable to shareholders of the Company ("PATMI")

	2Q07	2Q06	Change		1H07	1H06	Change	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Continuing operations								
Utilities	68,905	47,430	21,475	45	141,731	92,739	48,992	53
Marine & Offshore Engineering (Marine)	52,227	29,985	22,242	74	98,224	55,102	43,122	78
Environmental Management (Enviro)	3,737	3,218	519	16	7,617	7,145	472	7
Parks	7,802	9,294	(1,492)	(16)	15,951	12,697	3,254	26
Others / Corporate	(3,067)	1,281	(4,348)	NM	(5,247)	(930)	(4,317)	(464)
	129,604	**91,208**	**38,396**	**42**	**258,276**	**166,753**	**91,523**	**55**
Discontinued operations								
Logistics	-	-	-	NM	-	7,941	(7,941)	NM
Engineering & Construction (E&C)	-	(369)	369	NM	-	(261)	261	NM
	-	**(369)**	**369**	**NM**	**-**	**7,680**	**(7,680)**	**NM**
PATMI before exceptional items	**129,604**	**90,839**	**38,765**	**43**	**258,276**	**174,433**	**83,843**	**48**
Exceptional items (EI)	-	(4,866)	4,866	NM	-	393,450	(393,450)	NM
PATMI	**129,604**	**85,973**	**43,631**	**51**	**258,276**	**567,883**	**(309,607)**	**(55)**

Note: NM = Not meaningful

The Group's PATMI from its continuing operations in 1H07 rose by 55% to $258.3 million. The strong growth was mainly contributed by its Utilities and Marine business units.

Utilities' PATMI in 1H07 was higher by 53% over 1H06. This was primarily due to very strong performance from its UK operations, underpinned by favourable supply contracts and boosted by profit on the sale of land. Utilities' operations in China recorded a small profit in 1H07, as compared to a loss in 1H06. Our Vietnam plant continued to do well during the period and our Middle East operations performed according to plan. Our Utilities' operations in Singapore continued to perform well although these operations were slightly impacted by the maintenance inspection and repair of its gas turbines in 1H07.

The increase in the Group's share of PATMI of Marine was due to higher operating margins from its rig building and ship repair businesses and better contribution from its associates. A one-off allowance of $6.1million for impairment in value of an asset previously held for sale was made in 1H06.

Our Enviro operations in Australia performed well. Our Used Lead Acid Batteries ("ULAB") operations in China have started contributing to the Group.

The improvement in Parks for the half year was mainly attributed to a better contribution from the industrial parks in Vietnam and Indonesia.

The decrease in Others / Corporate of $4.3 million in 2Q07 was mainly due to higher interest expense and lower corporate cost recovery.

10. DISCONTINUED OPERATIONS

Discontinued operations relate to the Group's interest in the logistics business and engineering and construction business.

On April 3, 2006, the Group completed the divestment of its entire 60.01% stake in SembCorp Logistics Ltd. On June 2, 2006 and October 7, 2006, the Group divested its 88% and 12% stake respectively in SembCorp Engineers and Constructors Pte Ltd. These divestments were in line with the Group's aim to sharpen its strategic focus.

The analysis of the results from discontinued operations is as follows:

	2Q07 $'000	2Q06 $'000	1H07 $'000	1H06 $'000
Turnover	-	245,785	-	621,250
Cost of sales	-	(238,983)	-	(578,239)
Gross profit	-	6,802	-	43,011
General & administrative expenses	-	(7,375)	-	(33,611)
Non-operating income (net)	-	145	-	1,876
Finance costs	-	(88)	-	(484)
Share of results of:				
- Associates	-	(7)	-	4,192
- Joint ventures	-	-	-	2,486
(Loss) / profit before income tax expense	-	**(523)**	-	**17,470**
Income tax credit / (expense)	-	172	-	(3,224)
(Loss) / profit after income tax expense before (loss) / gain on sale of discontinued operations [1]	-	**(351)**	-	**14,246**
(Loss) / gain on sale of discontinued operations [2]	-	(22,842)	-	440,474
(Loss) / profit after income tax expense	-	**(23,193)**	-	**454,720**

	2Q07 $'000	2Q06 $'000	1H07 $'000	1H06 $'000
(1) (Loss) / profit after income tax expense before (loss) / gain on sale of discontinued operations				
Logistics	-	-	-	14,487
Engineering & Construction	-	(351)	-	(241)
Total	-	(351)	-	14,246
(2) (Loss) / gain on sale of discontinued operations*				
Logistics	-	-	-	463,316
Engineering & Construction	-	(22,842)	-	(22,842)
Total	-	(22,842)	-	440,474

* Amount disclosed as part of exceptional items (see Note 1(b))

The impact of the discontinued operations on the consolidated cash flow of the Group is as follows:

	2Q07 $'000	2Q06 $'000	1H07 $'000	1H06 $'000
Operating cash flows	-	(50,908)	-	40,102
Investing cash flows	-	(2,612)	-	(2,970)
Financing cash flows	-	2,225	-	(16,812)
Net cash flow from discontinued operations	-	**(51,295)**	-	**20,320**

11. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

12. PROSPECTS

Utilities

Utilities' Singapore operations are expected to perform better in 2007 compared to 2006.

UK operations did well in 1H07 partly due to profit on the sale of land in 1Q07. Their operations continue to be underpinned by favourable supply contracts secured until end-2007 / early 2008. Wilton 10, our 30-megawatt biomass power plant, is scheduled to come fully onstream in 2H2007.

Utilities' performance in 2007 is expected to be better than in 2006.

Marine

Our Marine business has a strong net order book of $8.3 billion with completion and deliveries till 2010. This includes new orders of $4.5 billion secured since January 2007 to date.

Market demand for ship repair, fixed and floating production systems as well as rig building remain strong with demand trending towards deepwater rigs.

Overall, Marine expects the current year's overall performance to be stronger than FY2006 based on the scheduled completion of projects and underpinned by strong market fundamentals.

Enviro

Our Environmental business strategy continues to focus on pre-disposal treatment and waste-to-resource. Our pre-disposal facility in Singapore will be fully operational by year end. This will result in a reduction in the volume of waste being sent for incineration. We continue to focus on the operation of the first two Used Lead Acid Batteries ("ULAB") plants before investing in more plants in China.

Enviro's performance in 2007 is expected to improve over 2006.

Parks

Our industrial parks unit is expected to continue performing well in FY2007.

SCI Group

Barring unforeseen circumstances, the Group's overall operating performance in 2007 is expected to be better than that of 2006 on a comparable basis, excluding net profits arising from exceptional items in 2006.

This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, exchange rate movement, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.

13. DIVIDEND

No interim dividend for the period ended June 30, 2007 is recommended.

14. SEGMENTAL REPORTING

1H07

(i) Business segments	Utilities $'000	Marine $'000	Enviro $'000	Parks $'000	Others / Corporate $'000	Elimi-nation $'000	Total $'000
Turnover							
External sales	1,653,877	2,004,848	100,446	15,069	77,340	-	3,851,580
Inter-segment sales	13,322	493	415	1,252	4,522	(20,004)	-
Total	1,667,199	2,005,341	100,861	16,321	81,862	(20,004)	3,851,580
Results							
Segment results	177,169	152,729	(995)	3,127	(7,795)	-	324,235
Interest income	8,671	8,309	429	1,908	14,876	(12,241)	21,952
Interest expense	(20,359)	(6,270)	(1,188)	-	(10,294)	12,241	(25,870)
	165,481	154,768	(1,754)	5,035	(3,213)	-	320,317
Share of results of associates	241	27,945	8,472	4,122	-	-	40,780
Share of results of joint ventures	19,611	1,164	1,682	10,050	-	-	32,507
	185,333	183,877	8,400	19,207	(3,213)	-	393,604
Income tax expense	(35,598)	(20,109)	(612)	(669)	(1,980)	-	(58,968)
Minority interest	(8,004)	(65,544)	(171)	(2,587)	(54)	-	(76,360)
Net profit / (loss) for the period	141,731	98,224	7,617	15,951	(5,247)	-	258,276
Assets							
Segment assets	2,976,257	3,758,873	175,423	193,073	513,733	(588,880)	7,028,479
Investment in associates	-	145,666	54,866	287,361	-	-	487,893
Investment in joint ventures	178,368	23,169	31,416	64,228	-	-	297,181
Tax assets	34,283	2,435	4,276	12,877	229,979	-	283,850
Total assets	3,188,908	3,930,143	265,981	557,539	743,712	(588,880)	8,097,403
Liabilities							
Segment liabilities	1,777,896	2,130,945	128,471	40,007	595,025	(588,880)	4,083,464
Tax liabilities	227,981	200,904	5,124	8,060	59,223	-	501,292
Total liabilities	2,005,877	2,331,849	133,595	48,067	654,248	(588,880)	4,584,756
Capital expenditure	146,321	60,278	12,719	91	1,592	-	221,001
Significant non-cash items							
Depreciation and amortisation	48,788	29,212	4,425	2,577	2,477	-	87,479
Other non-cash items (including provisions, loss on disposal and exchange differences)	1,916	742	110	68	3,104	-	5,940

(ii) Geographical segments

	Revenue $'000	%	Segment Assets $'000	%	Total Assets $'000	%	Capital Expenditure $'000	%
Singapore	1,750,445	45	5,903,597	84	6,429,640	79	121,712	55
Rest of Asia	437,164	11	181,297	3	701,087	9	21,871	10
Europe	1,582,043	41	910,147	13	921,975	11	77,286	35
Others	81,928	3	33,438	0	44,701	1	132	0
Total	3,851,580	100	7,028,479	100	8,097,403	100	221,001	100

14. SEGMENTAL REPORTING (Cont'd)

1H06

(i) Business segments	Continuing operations Utilities $'000	Marine $'000	Enviro $'000	Parks $'000	Others / Corporate $'000	Elimi- nation $'000	Total $'000	Discontinued operations Logistics $'000	E&C $'000	Sub-total $'000	Elimi- nation $'000	Total operations $'000
Turnover												
External sales	1,849,598	1,534,919	109,386	45,395	17,181	-	3,556,479	133,250	488,000	621,250	-	4,177,729
Inter-segment sales	19,723	5,395	988	1,375	9,588	(37,069)	-	150	48	198	(198)	-
Total	1,869,321	1,540,314	110,374	46,770	26,769	(37,069)	3,556,479	133,400	488,048	621,448	(198)	4,177,729
Results												
Segment results	139,248	104,939	2,394	25,005	378,393	-	649,979	8,796	(102)	8,694	-	658,673
Interest income	5,506	9,863	168	2,938	12,694	(14,541)	16,628	2,270	671	2,941	(359)	19,210
Interest expense	(21,914)	(3,204)	(549)	(1,277)	(12,119)	14,541	(24,522)	(108)	(735)	(843)	359	(25,006)
	122,840	111,598	2,013	26,666	378,968	-	642,085	10,958	(166)	10,792	-	652,877
Share of results of associates	-	11,232	5,152	3,272	-	-	19,656	4,199	(7)	4,192	-	23,848
Share of results of joint ventures	10,582	1,664	188	2,876	-	-	15,310	2,486	-	2,486	-	17,796
	133,422	124,494	7,353	32,814	378,968	-	677,051	17,643	(173)	17,470	-	694,521
Income tax expense	(33,950)	(21,706)	(82)	(1,693)	(4,124)	-	(61,555)	(3,156)	(68)	(3,224)	-	(64,779)
Minority interest	(6,733)	(42,223)	(126)	(5,911)	(300)	-	(55,293)	(6,546)	(20)	(6,566)	-	(61,859)
Net profit / (loss) for the period	92,739	60,565	7,145	25,210	374,544	-	560,203	7,941	(261)	7,680	-	567,883
Comprising:												
Net profit / (loss) before exceptional items	92,739	55,102	7,145	12,697	(930)	-	166,753	7,941	(261)	7,680	-	174,433
Exceptional items	-	5,463	-	12,513	375,474	-	393,450	-	-	-	-	393,450
	92,739	60,565	7,145	25,210	374,544	-	560,203	7,941	(261)	7,680	-	567,883
Assets												
Segment assets	2,870,952	2,453,219	159,054	280,965	922,689	(627,506)	6,059,373	-	-	-	-	6,059,373
Investment in associates	-	112,162	57,602	270,545	-	-	440,309	-	-	-	-	440,309
Investment in joint ventures	148,668	20,621	17,519	63,913	-	-	250,721	-	-	-	-	250,721
Tax assets	23,785	3,056	5,404	50	86,520	-	118,815	-	-	-	-	118,815
Total assets	3,043,405	2,589,058	239,579	615,473	1,009,209	(627,506)	6,869,218	-	-	-	-	6,869,218
Liabilities												
Segment liabilities	1,932,636	1,338,966	72,695	74,495	654,922	(627,506)	3,446,208	-	-	-	-	3,446,208
Tax liabilities	175,427	112,123	4,818	5,487	41,224	-	339,079	-	-	-	-	339,079
Total liabilities	2,108,063	1,451,089	77,513	79,982	696,146	(627,506)	3,785,287	-	-	-	-	3,785,287
Capital expenditure	127,524	57,038	6,515	2,158	1,071	-	194,306	3,798	1,192	4,990	-	199,296
Significant non-cash items												
Depreciation and amortisation	46,096	22,781	4,226	5,838	4,356	-	83,297	3,228	2,490	5,718	-	89,015
Other non-cash items (including provisions, loss on disposal and exchange differences)	5,218	13,791	920	10,185	99,868	-	129,980	836	6,247	7,083	-	137,063

(ii) **Geographical segments**

	Revenue $'000	%	Segment Assets $'000	%	Total Assets $'000	%	Capital Expenditure $'000	%
Singapore	1,810,573	43	4,962,468	82	5,114,122	74	114,956	58
Rest of Asia	408,941	10	326,349	5	909,709	13	18,776	9
Europe	1,129,329	27	718,462	12	731,178	11	59,848	30
Others	207,438	5	52,094	1	114,209	2	726	0
Discontinued operations	621,448	15	-	-	-	-	4,990	3
Total	4,177,729	100	6,059,373	100	6,869,218	100	199,296	100

Notes To Segmental Analysis

14a. Business Segments

The Group comprises the following main business segments:

Utilities' principal activities are in provision of centralised utilities and energy. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, United Kingdom, Vietnam, China and the United Arab Emirates.

Marine and Offshore Engineering segment focuses on repair, building and conversion of ships and rigs, and on offshore engineering.

Environmental Management segment provides integrated waste management services and undertakes waste-to-resource businesses in the Asia Pacific region.

Parks focuses principally on developing, marketing and operating industrial parks in Asia.

Others/Corporate segment comprises businesses relating to minting and design and construction activities; and the corporate companies.

14b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

14c. Review of segment performance

Please refer to Paragraph 9 for analysis by business segments.

15. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)	
	2Q07 $'000	1H07 $'000
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Tuas Power Ltd/PowerSeraya Limited[1]	122,912	251,743
- PSA International Pte Ltd and its Associates	4,250	4,862
- Temasek Capital (Private) Limited and its Associates	1,852	3,557
- Senoko Power Ltd	643	2,548
- Singapore Technologies Telemedia Pte Ltd and its Associates	1,154	2,213
- Mapletree Investments Pte Ltd and its Associates	429	429
- National University Hospital (S) Pte Ltd and its Associates	56	159
- Singapore Power Ltd and its Associates	-	69
	131,296	265,580
Starhub Ltd and its Associates	1,116	2,140
Singapore Airlines Limited and its Associates	552	1,411
SNP Corporation Ltd and its Associates	204	400
	133,168	269,531
Purchases of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Temasek Capital (Private) Limited and its Associates[2]	131,077	213,322
- Singapore Power Ltd and its Associates	720	1,430
	131,797	214,752
Treasury		
Placement of funds		
Singapore Technologies Pte Ltd and its Associates	11,386	11,386
Total Interested Person Transactions	**276,351**	**495,669**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power and PowerSeraya for the generation of electricity.

[2] This relates mainly to the purchase of gas by SembCorp Cogen Pte Ltd from SembCorp Gas Pte Ltd for the generation of electricity.

There were no transaction which were not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2007 to June 30, 2007.

16. CONFIRMATION PURSUANT TO THE RULE 705(4) OF THE LISTING MANUAL

We, Peter Seah Lim Huat, and Tang Kin Fei, being two directors of SembCorp Industries Ltd (the "Company"), do hereby confirm on behalf of the directors of the Company, that to the best of their knowledge, nothing has come to their attention which would render the second quarter and half year ended June 30, 2007 unaudited financial results to be false or misleading.

The Board has noted that the board of directors of the Company's listed subsidiary, SembCorp Marine Limited, has also announced and confirmed the results for the second quarter and half year ended June 30, 2007.

On behalf of the board of directors

Peter Seah Lim Huat
Chairman

Tang Kin Fei
Director

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
August 7, 2007

END